FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended June 23, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                       Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                       No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, June 23, 2005 - English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

 NEWS RELEASE

June 23, 2005

Trading Symbol: VVV

Vannessa Arbitration Panel Constituted

Vannessa Ventures Ltd. (the “Company”) announces that the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. has scheduled the first meeting of the Arbitral Tribunal with respect to the Company’s arbitration against the Bolivarian Republic of Venezuela regarding the Las Cristinas gold and copper property.

In accordance with Additional Facility Arbitration Rules of the Centre, the Tribunal must hold its first meeting within 60 days of its constitution or by August 6, 2005.  The Secretary of the Tribunal has recently informed the Company that this meeting will be held July 29, 2005 in London, England.

The Arbitral Tribunal is comprised of Mr. V.V. Veeder, Judge Charles N. Brower and Mr. Jan Paulsson.

Vannessa, in its Request, alleges that the Government of Venezuela, including their agency Corporacion Venezolana de Guayana (CVG) which owns 5 percent of MINCA, breached the Bilateral Investment Treaty in place between Venezuela and Canada.  Vannessa also alleges that the Government of Venezuela has expropriated the investments of Vannessa, Vannessa de Venezuela and MINCA without due process of law, in a discriminatory manner and without prompt adequate and effective compensation, contrary to Article VII of the Bilateral Investment Treaty, and that the Government of Venezuela failed to accord fair and equitable treatment and full security to Vannessa de Venezuela and MINCA, contrary to Article II (2) of the Treaty.

Vannessa is requesting remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the Las Cristinas project and the return of all property of MINCA confiscated by the CVG and the Government of Venezuela and monetary damages of US $50 million plus interest  or in lieu of restitution, monetary damages in  the amount of US $1,045 million plus interest which includes out of pocket expenses of approximately US $180 million and lost profits of approximately US $865 million.  Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA and Vannessa de Venezuela according to pre-existing contractual rights. Although the Company is confident in the validity of its claims, there can be no assurance that it will be successful in all, or part, of its claims.

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”